Orrstown Financial Services, Inc.
Exhibit 12 - Statements Regarding Calculation of Ratios

	Nine Months Ended
	September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
(Loss) Income Before Taxes	$(32,534)	$(5,054)	$(42,827)	$23,051	$17,423	$18,585	$17,755
Total Fixed Charges	6,096	8,393	10,838	12,773	16,584	19,490	23,070
Less: Preferred Stock Dividends	-	-	-	-	-	-	-
Earnings, Including Interest on Deposits	(26,438)	3,339	(31,989)	35,824	34,007	38,075	40,825
Less: Interest on Deposits	5,359	7,206	9,368	10,682	12,481	14,021	18,649
Earnings, Excluding Interest on Deposits	$(31,797)	$(3,867)	$(41,357)	$25,142	$21,526	$24,054	$22,176

Fixed Charges:
Interest on Deposits	$5,359	$7,206	$9,368	$10,682	$12,481	$14,021	$18,649
Interest on Borrowings and Long-term Debt	673	1,124	1,386	2,006	4,019	5,387	4,337
Interest Expense Embedded in Rental Expense on Long-term Leases (1)	64	63	84	85	84	82	84
Preferred Stock Dividends	-	-	-	-	-	-	-
Total Fixed Charges, Including Interest on Deposits	6,096	8,393	10,838	12,773	16,584	19,490	23,070
Less Interest on Deposits	5,359	7,206	9,368	10,682	12,481	14,021	18,649
Total Fixed Charges, Excluding Interest on Deposits	$737	$1,187	$1,470	$2,091	$4,103	$5,469	$4,421

Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits	(43.14)	(3.26)	(28.13)	12.02	5.25	4.40	5.02
Including Interest on Deposits	(4.34)	0.40	(2.95)	2.80	2.05	1.95	1.77

Deficiency (In Thousands)	$32,534	$5,054	$42,827

(1) Represents one-third of total rent expense